UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________________

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 2)*

CUBIC ENERGY, INC.
(Name of Issuer)

Common Stock, $0.05 par value per share
(Title of Class of Securities)

229675103
(CUSIP Number)

Anchorage Capital Group, L.L.C.
610 Broadway, 6th Floor
New York, NY 10012
Tel: (212) 432-4650
Attn: David Young

O-CAP Management, L.P.
600 Madison Avenue, 14th Floor
New York, NY 10022
Tel:  (212) 554-4622
Attn: Jared S. Sturdivant

Corbin Capital Partners, L.P.
590 Madison Avenue, 31st Floor
New York, NY 10022
Tel:  (212) 634-7373
Attn:  Anthony Anselmo

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 10, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 229675103	Page 1 of 19

1	NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)

Anchorage Advisors Management, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) ☒
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

AF(1)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

0
	8	SHARED VOTING POWER

74,811,987
	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

74,811,987
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

74,811,987
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☒(2)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

49.12%(3)
14	TYPE OF REPORTING PERSON (See Instructions)

OO, HC

(1)           See Items 3 and 4 of this Statement.
(2)           See Item 5 of this Statement.  Excludes shares of Common Stock (as defined below) issuable upon the exercise of the Warrants (as defined below) held by the O-CAP funds (as defined below) and by Corbin (as defined below).
(3)           Calculated pursuant to Rule 13d-3 under the Exchange Act on the basis of 77,505,908 shares of Common Stock outstanding on May 11, 2015, as disclosed in Cubic’s 10-Q for the quarter ended March 31, 2015.

CUSIP No. 229675103	Page 2 of 19

1	NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)

Anchorage Capital Group, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) ☒
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

AF(1)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

0
	8	SHARED VOTING POWER

74,811,987
	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

74,811,987
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

74,811,987
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☒(2)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

49.12%(3)
14	TYPE OF REPORTING PERSON (See Instructions)

OO, IA

(1)           See Items 3 and 4 of this Statement.
(2)           See Item 5 of this Statement.  Excludes shares of Common Stock issuable upon the exercise of the Warrants held by the O-CAP funds and by Corbin.
(3)           Calculated pursuant to Rule 13d-3 under the Exchange Act on the basis of 77,505,908 shares of Common Stock outstanding on May 11, 2015, as disclosed in Cubic’s 10-Q for the quarter ended March 31, 2015.

CUSIP No. 229675103	Page 3 of 19

1	NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)

Kevin M. Ulrich
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) ☒
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

AF(1)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

0
	8	SHARED VOTING POWER

74,811,987
	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

74,811,987
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

74,811,987
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☒(2)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

49.12%(3)
14	TYPE OF REPORTING PERSON (See Instructions)

IN, HC

(1)           See Items 3 and 4 of this Statement.
(2)           See Item 5 of this Statement.  Excludes shares of Common Stock issuable upon the exercise of the Warrants held by the O-CAP funds and by Corbin.
(3)           Calculated pursuant to Rule 13d-3 under the Exchange Act on the basis of 77,505,908 shares of Common Stock outstanding on May 11, 2015, as disclosed in Cubic’s 10-Q for the quarter ended March 31, 2015.

CUSIP No. 229675103	Page 4 of 19

1	NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)

O-CAP Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) ☒
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

AF,OO(1)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

0
	8	SHARED VOTING POWER

23,939,836
	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

23,939,836
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

23,939,836
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☒(2)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

23.60%(3)
14	TYPE OF REPORTING PERSON (See Instructions)

IA

(1)           See Items 3 and 4 of this Statement.
(2)           See Item 5 of this Statement.  Excludes shares of Common Stock issuable upon the exercise of the Warrants held by the Anchorage funds.
(3)           Calculated pursuant to Rule 13d-3 under the Exchange Act on the basis of 77,505,908 shares of Common Stock outstanding on May 11, 2015, as disclosed in Cubic’s 10-Q for the quarter ended March 31, 2015.

CUSIP No. 229675103	Page 5 of 19

1	NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)

O-CAP Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) ☒
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

OO(1)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

0
	8	SHARED VOTING POWER

4,286,727
	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

4,286,727
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,286,727
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☒(2)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.24%(3)
14	TYPE OF REPORTING PERSON (See Instructions)

PN

(1)           See Items 3 and 4 of this Statement.
(2)           See Item 5 of this Statement.  Excludes shares of Common Stock issuable upon the exercise of the Warrants held by the Anchorage funds, by O-CAPMF (as defined below) and by Corbin.
(3)           Calculated pursuant to Rule 13d-3 under the Exchange Act on the basis of 77,505,908 shares of Common Stock outstanding on May 11, 2015, as disclosed in Cubic’s 10-Q for the quarter ended March 31, 2015.

CUSIP No. 229675103	Page 6 of 19

1	NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)

O-CAP Offshore Master Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) ☒
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

OO(1)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

0
	8	SHARED VOTING POWER

3,194,472
	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

3,194,472
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,194,472
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☒(2)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.96%(3)
14	TYPE OF REPORTING PERSON (See Instructions)

PN

(1)           See Items 3 and 4 of this Statement.
(2)           See Item 5 of this Statement.  Excludes shares of Common Stock issuable upon the exercise of the Warrants held by the Anchorage funds, by O-CAPLP (as defined below) and by Corbin.
(3)           Calculated pursuant to Rule 13d-3 under the Exchange Act on the basis of 77,505,908 shares of Common Stock outstanding on May 11, 2015, as disclosed in Cubic’s 10-Q for the quarter ended March 31, 2015.

CUSIP No. 229675103	Page 7 of 19

1	NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)

O-CAP Offshore Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) ☒
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

OO(1)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

0
	8	SHARED VOTING POWER

3,194,472
	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

3,194,472
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,194,472
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☒(2)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.96%(3)
14	TYPE OF REPORTING PERSON (See Instructions)

CO

(1)           See Items 3 and 4 of this Statement.
(2)           See Item 5 of this Statement.  Excludes shares of Common Stock issuable upon the exercise of the Warrants held by the Anchorage funds, by O-CAPLP and by Corbin.
(3)           Calculated pursuant to Rule 13d-3 under the Exchange Act on the basis of 77,505,908 shares of Common Stock outstanding on May 11, 2015, as disclosed in Cubic’s 10-Q for the quarter ended March 31, 2015.

CUSIP No. 229675103	Page 8 of 19

1	NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)

O-CAP Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) ☒
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

AF,OO(1)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

0
	8	SHARED VOTING POWER

7,481,199
	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

7,481,199
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,481,199
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☒(2)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.80%(3)
14	TYPE OF REPORTING PERSON (See Instructions)

OO

(1)           See Items 3 and 4 of this Statement.
(2)           See Item 5 of this Statement.  Excludes shares of Common Stock issuable upon the exercise of the Warrants held by the Anchorage funds and by Corbin.
(3)           Calculated pursuant to Rule 13d-3 under the Exchange Act on the basis of 77,505,908 shares of Common Stock outstanding on May 11, 2015, as disclosed in Cubic’s 10-Q for the quarter ended March 31, 2015.

CUSIP No. 229675103	Page 9 of 19

1	NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)

O-CAP GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) ☒
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

AF,OO(1)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

0
	8	SHARED VOTING POWER

23,939,836
	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

23,939,836
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

23,939,836
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☒(2)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

23.60%(3)
14	TYPE OF REPORTING PERSON (See Instructions)

OO

(1)           See Items 3 and 4 of this Statement.
(2)           See Item 5 of this Statement.  Excludes shares of Common Stock issuable upon the exercise of the Warrants held by the Anchorage funds.
(3)           Calculated pursuant to Rule 13d-3 under the Exchange Act on the basis of 77,505,908 shares of Common Stock outstanding on May 11, 2015, as disclosed in Cubic’s 10-Q for the quarter ended March 31, 2015.

CUSIP No. 229675103	Page 10 of 19

1	NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)

Michael E. Olshan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) ☒
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

AF, OO(1)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

0
	8	SHARED VOTING POWER

23,939,836
	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

23,939,836
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

23,939,836
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☒(2)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

23.60%(3)
14	TYPE OF REPORTING PERSON (See Instructions)

IN

(1)           See Items 3 and 4 of this Statement.
(2)           See Item 5 of this Statement.  Excludes shares of Common Stock issuable upon the exercise of the Warrants held by the Anchorage funds.
(3)           Calculated pursuant to Rule 13d-3 under the Exchange Act on the basis of 77,505,908 shares of Common Stock outstanding on May 11, 2015, as disclosed in Cubic’s 10-Q for the quarter ended March 31, 2015.

CUSIP No. 229675103	Page 11 of 19

1	NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)

Jared S. Sturdivant
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) ☒
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

AF, OO(1)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

0
	8	SHARED VOTING POWER

23,939,836
	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

23,939,836
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

23,939,836
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☒(2)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

23.60%(3)
14	TYPE OF REPORTING PERSON (See Instructions)

IN

(1)           See Items 3 and 4 of this Statement.
(2)           See Item 5 of this Statement.  Excludes shares of Common Stock issuable upon the exercise of the Warrants held by the Anchorage funds.
(3)           Calculated pursuant to Rule 13d-3 under the Exchange Act on the basis of 77,505,908 shares of Common Stock outstanding on May 11, 2015, as disclosed in Cubic’s 10-Q for the quarter ended March 31, 2015.

CUSIP No. 229675103	Page 12 of 19

1	NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)

Corbin Capital Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) ☒
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

OO(1)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

0
	8	SHARED VOTING POWER

16,458,637
	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

16,458,637
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

16,458,637
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☒(2)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

17.52%(3)
14	TYPE OF REPORTING PERSON (See Instructions)

IA

(1)           See Items 3 and 4 of this Statement.
(2)           See Item 5 of this Statement.  Excludes shares of Common Stock issuable upon the exercise of the Warrants held by the Anchorage funds and by the O-CAP funds.
(3)           Calculated pursuant to Rule 13d-3 under the Exchange Act on the basis of 77,505,908 shares of Common Stock outstanding on May 11, 2015, as disclosed in Cubic’s 10-Q for the quarter ended March 31, 2015.

This Amendment No. 2 (this “Amendment”) amends and supplements the Schedule 13D (as amended by Amendment No. 1 to the Schedule 13D, dated April 2, 2015, and as further amended hereby, the “Statement”) filed by the Reporting Persons (as defined in the Statement) with the Securities and Exchange Commission on October 15, 2013, relating to shares of the common stock, par value $0.05 per share (the “Common Stock”), of Cubic Energy, Inc., a Texas corporation (“Cubic”).  Cubic’s principal executive office is located at 9870 Plano Road, Dallas, Texas 75238.

This Amendment is being filed in connection with the entry of certain affiliates of the Reporting Persons into (i) the PSA (as defined below) and (ii) the Letter Agreement to terminate the Voting Agreement.

Capitalized terms used but not defined in this Amendment shall have the same meanings ascribed to them in the Statement.

Item 2.                      Identity and Background.

In connection with his retirement from the positions of President of Anchorage Capital Group, L.L.C. and managing member of Anchorage Advisors Management, L.L.C., Mr. Anthony L. Davis (the “Withdrawing Person”) is no longer an Anchorage Reporting Person.  Item 2 and Schedule A of the Statement are each hereby amended by removing the Withdrawing Person from the list of persons included in the defined term “Anchorage Reporting Persons” and deleting from each of Item 2 and Schedule A the description of the Withdrawing Person.

Item 4.                      Purpose of Transaction.

Item 4 of the Statement is hereby amended and supplemented as follows:

On December 11, 2015, Cubic Energy, Inc. (“Cubic”) and its direct and indirect subsidiaries (collectively, the “Cubic Parties”) filed voluntary petitions in the United States Bankruptcy Court for the District of Delaware (the “Bankruptcy Court”) seeking relief under the provisions of chapter 11 of the United States Bankruptcy Code, Case No. 15-12500 (the “Chapter 11 Cases”).

On December 10, 2015, in connection with the Chapter 11 Cases, certain affiliates of the Reporting Persons, who are holders of the Notes, Warrants and/or Series C Voting Preferred Stock, entered into a Plan Support Agreement (the “PSA”) with the Cubic Parties and certain other parties.  The PSA, which is subject to Bankruptcy Court approval and other conditions (including the occurrence of the substantial consummation of the Prepackaged Plan on or before February 24, 2016) provides for the implementation of a restructuring involving the Cubic Parties on the terms set forth in the joint prepackaged plan of reorganization of the Cubic Parties (the “Prepackaged Plan”) attached thereto.

Subject to the satisfaction of certain terms and conditions set forth in the PSA, the affiliates of the Reporting Persons party to the PSA have agreed to support the Prepackaged Plan, pursuant to which, among other things:

•	all existing equity interests of the Cubic Parties will be cancelled;

•
in exchange for the release and discharge of their prepetition claims, affiliates of the Reporting Persons will receive in the aggregate 100% of the equity interests in reorganized Cubic and new senior secured notes issued by reorganized Cubic; and

•
Wells Fargo Energy Capital, Inc. will receive, in exchange for the release and discharge of its prepetition claims, 100% of the equity interest in the reorganized Cubic Louisiana Companies (as defined in the PSA).

The foregoing summary is qualified in its entirety by reference to the PSA, which is attached as Exhibit 12 hereto and is incorporated herein by reference.

In addition, pursuant to the PSA, upon the commencement of the Chapter 11 Cases, the Investment Agreement was terminated.  On December 10, 2015, the parties to the Voting Agreement entered into a letter agreement attached as Exhibit 13 hereto and incorporated herein by reference (the “Letter Agreement”).  Pursuant to the Letter Agreement, the Voting Agreement was terminated upon the commencement of the Chapter 11 Cases. Item 4 of the Statement is hereby amended to delete the sections entitled “The Voting Agreement” and “The Investment Agreement”.

Item 5.                      Interest in Securities of the Issuer.

Item 5(a) of the Statement is hereby amended by deleting the fourth and fifth paragraphs of Item 5(a) in their entirety.

Item 5(b) of the Statement is hereby amended by deleting the fourth paragraph of Item 5(b) in its entirety.

Item 5(c) of the Statement is hereby amended and supplemented as follows:

(c)  Each Reporting Person affirms that neither it nor, to the best of its knowledge, any other person identified on the respective Schedule attached to the Statement with respect to such Reporting Person, has engaged in any transaction during the past 60 days involving the securities of Cubic.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Statement is hereby amended to delete the section entitled “The Voting Agreement”.

The response set forth in Item 4 of this Amendment is incorporated by reference into this Item 6 in its entirety.

Item 7.	Material to Be Filed as Exhibits.

Item 7 of the Statement is hereby supplemented as follows:

Exhibit 12 – Plan Support Agreement, dated December 10, 2015, among Cubic, Cubic Asset, LLC, Cubic Asset Holding, LLC, Cubic Louisiana, LLC, Cubic Louisiana Holding, LLC, the Prepetition Noteholders (as defined therein), BP Products North America, Inc., BP Energy Company, Wells Fargo Energy Capital, Inc. and Fossil Operating, Inc. (incorporated by reference to Exhibit 10.1 to Cubic’s Current Report on Form 8-K (File No. 001-34144) filed with the SEC on December 14, 2015).

Exhibit 13 – Letter Agreement, dated  December 10, 2015, among Wallen and the Warrant Holders (as defined therein).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	December 14, 2015

ANCHORAGE ADVISORS MANAGEMENT, L.L.C.

By:	/s/ Kevin M. Ulrich
	Name:	Kevin M. Ulrich
	Title:	Senior Managing Member

ANCHORAGE CAPITAL GROUP, L.L.C.

By:	/s/ Kevin M. Ulrich
	Name:	Kevin M. Ulrich
	Title:	Chief Executive Officer

KEVIN M. ULRICH

By:	/s/ Kevin M. Ulrich

O-CAP PARTNERS, L.P.

By:	O-CAP Advisors, LLC
General Partner

	By:	/s/ Michael E. Olshan
		Name:	Michael E. Olshan
		Title:	Managing Member

O-CAP OFFSHORE FUND, LTD.

By:	O-CAP Management, L.P.
Investment Manager

	By:	/s/ Michael E. Olshan
		Name:	Michael E. Olshan
		Title:	Managing Partner

O-CAP OFFSHORE MASTER FUND, L.P.

By:	O-CAP Advisors, LLC
General Partner

	By:	/s/ Michael E. Olshan
		Name:	Michael E. Olshan
		Title:	Managing Member

O-CAP MANAGEMENT, L.P.

By:	O-CAP GP, LLC
General Partner

	By:	/s/ Michael E. Olshan
		Name:	Michael E. Olshan
		Title:	Managing Member

O-CAP ADVISORS, LLC

By:	/s/ Michael E. Olshan
	Name:	Michael E. Olshan
	Title:	Managing Member

O-CAP GP, LLC

By:	/s/ Michael E. Olshan
	Name:	Michael E. Olshan
	Title:	Managing Member

MICHAEL E. OLSHAN

By:	/s/ Michael E. Olshan

JARED S. STURDIVANT

By:	/s/ Jared S. Sturdivant

CORBIN CAPITAL PARTNERS, L.P.

By:	/s/ Daniel E. Friedman
	Name:	Daniel E. Friedman
	Title:	General Counsel